Exhibit 99.2

Daqo New Energy commences pilot production of the newly added 6,000 MT polysilicon capacity in Xinjiang

June 30, 2015, CHONGQING, China--Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading polysilicon manufacturer based in China, today announced that it has commenced pilot production of the newly added 6,000 MT polysilicon capacity at its Xinjiang site. All the construction and installation work related to the Hydrochlorination system as well as the newly added polysilicon capacity has been completed. The Company has already ceased the operation of the original Hydrogenation and switched to the new Hydrochlorination system, which is expected to largely reduce the consumption of electricity.

"We are very excited to complete the technology improvement of Hydrochlorination and start pilot production for the new polysilicon capacity. We expect to fully ramp up the capacity to 12,150 MT in August and reduce our production cost to $12/kg in near future," said Dr. Gongda Yao, the Chief Executive Officer of the Company.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187 1658 5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.